Filed by Pinnacle Financial Partners, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: BNC Bancorp
Registration Statement No. 333-216568

FOR IMMEDIATE RELEASE

MEDIA CONTACT:	Nikki Minges, 615-743-6132
FINANCIAL CONTACT:	Harold Carpenter, 615-744-3742
WEBSITE:	www.pnfp.com

PNFP REPORTS DILUTED EARNINGS PER SHARE OF $0.82 FOR 1Q 2017
Excluding merger-related charges, diluted EPS was $0.83 for 1Q 2017

NASHVILLE, TN, April 17, 2017 – Pinnacle Financial Partners, Inc. (Nasdaq/NGS: PNFP) reported net income per diluted common share of $0.82 for the quarter ended March 31, 2017, compared to net income per diluted common share of $0.68 for the quarter ended March 31, 2016, an increase of 20.6 percent. Excluding pre-tax merger-related charges of $672,000 and $1.8 million for the three months ended March 31, 2017 and 2016, respectively, net income per diluted common share was $0.83 and $0.71, respectively, an increase of 16.9 percent.
 "The first quarter of 2017 was a busy quarter for our firm, and one that will serve as the foundation for continued growth for many years to come," said M. Terry Turner, Pinnacle's president and chief executive officer. "In January, we announced the proposed merger of our firm with BNC Bancorp (BNC), expanding our presence into the Carolinas and Virginia. We are excited to have already obtained the bank regulatory approvals to merge our two firms and are now focused on securing the required shareholder approvals. We continue to anticipate a late second quarter or early third quarter 2017 merger of our two firms. Additionally, soon after the announcement of the proposed merger, we issued 3.2 million common shares in a public offering, which reduced earnings per share for the quarter but positions the combined firm for many years of future growth. Both we and BNC have experienced positive reaction from our clients in response to our proposed merger, and once the transaction is consummated, our firm will be doing business in many of the Southeast's most admired banking markets."

GROWING THE CORE EARNINGS CAPACITY OF THE FIRM:
•	Revenues for the quarter ended March 31, 2017 were $119.1 million, an increase of $19.4 million, or 19.4 percent, from the quarter ended March 31, 2016.
•
Loans at March 31, 2017 were a record $8.642 billion, an increase of $192.1 million from Dec. 31, 2016 and $1.814 billion from March 31, 2016, reflecting year-over-year growth of 26.6 percent. Annualized linked-quarter loan growth approximated 9.1 percent when comparing balances as of March 31, 2017 to balances as of Dec. 31, 2016.

•
Average deposit balances for the quarter ended March 31, 2017 were a record $9.099 billion, an increase of $308.3 million from Dec. 31, 2016 and $2.062 billion from March 31, 2016, reflecting year-over-year growth of 29.3 percent.

"In the first quarter of 2016, our net loan growth was approximately $284.7 million, $169.2 million of which was acquired from another financial institution in connection with the hiring of several commercial lenders in Memphis," Turner said. "This resulted in net organic loan growth of $115.5 million in the first quarter of last year, compared to $192.1 million in the first quarter of 2017, an increase of 66.3 percent. Also, deposits increased by $521.3 million in the first quarter of 2017, making the first quarter of 2017 an exceptional quarter for deposit growth for our firm. Earlier today, BNC also reported strong linked-quarter loan and deposit growth during the first quarter of 2017. Client retention as well as client growth remains strong in both franchises, and we could not be more excited about the future opportunities for our combined firm."

FOCUSING ON PROFITABILITY:
•	Return on average assets was 1.41 percent for the first quarter of 2017, compared to 1.30 percent for the fourth quarter of 2016 and 1.27 percent for the same quarter last year.
o
Excluding merger-related charges in each respective period, return on average assets was 1.42 percent for the first quarter of 2017 compared to 1.37 percent and 1.32 percent for the fourth quarter of 2016 and the first quarter of 2016, respectively.

•
First quarter 2017 return on average common equity amounted to 9.70 percent, compared to 9.61 percent for the fourth quarter of 2016 and 9.47 percent for the same quarter last year. First quarter 2017 return on average tangible common equity amounted to 14.74 percent, compared to 15.49 percent for the fourth quarter of 2016 and 15.04 percent for the same quarter last year.

o
Excluding merger-related charges in each respective period, return on average tangible common equity amounted to 14.89 percent for the first quarter of 2017, compared to 16.34 percent for the fourth quarter of 2016 and 15.64 percent for the first quarter of 2016.

"We continue to operate our firm at a high level of profitability and are pleased with our first quarter metrics," said Harold R. Carpenter, Pinnacle's chief financial officer. "The first quarter is usually a slower growth quarter for our firm, given we traditionally grant merit raises to our associates early in the year and because there are fewer days in the quarter, which negatively impacts our net interest income and several fee category run rates.
"BNC's results will obviously impact our profitability metrics once the merger occurs. That said, once the technology conversions are accomplished we will begin to realize the full earnings potential of the combined firm. During the first quarter of 2017, our technology professionals, working with BNC, modified our technology conversion plan for the transaction. Our plan is to convert Pinnacle's client accounts to BNC's core system during the fourth quarter of 2017 and then combine BNC's client data with Pinnacle's client data in the first quarter of 2018. Our belief is that this conversion plan significantly reduces integration risk and is a prudent way to balance near term expense with longer term benefits as our technology platform should serve the combined firm for many years of future growth."

OTHER HIGHLIGHTS:
•	Revenues
o
Revenue per fully-diluted share was $2.46 for the quarter ended March 31, 2017, compared to $2.61 for the fourth quarter of 2016 and $2.44 for the first quarter of 2016. The aforementioned capital raise negatively impacted revenue per fully-diluted share by approximately $0.12 for the quarter ended March 31, 2017.

o	Net interest income for the quarter ended March 31, 2017 was $88.8 million, compared to $89.4 million for the fourth quarter of 2016 and $73.9 million for the first quarter of 2016.
▪	The firm's net interest margin was 3.60 percent for the quarter ended March 31, 2017, compared to 3.72 percent last quarter and 3.78 percent for the quarter ended March 31, 2016.
o	Noninterest income for the quarter ended March 31, 2017 was $30.4 million, compared to $30.7 million for the fourth quarter of 2016 and $25.9 million for the first quarter of 2016.
▪
Net gains from the sale of mortgage loans were $4.2 million for the quarter ended March 31, 2017, compared to $2.9 million for the fourth quarter of 2016 and $3.6 million for the quarter ended March 31, 2016, resulting in a year-over-year growth rate of 16.5 percent.

▪
Wealth management revenues, which include investment, trust and insurance services, were $6.4 million for the quarter ended March 31, 2017, compared to $6.2 million for the fourth quarter of 2016 and $5.6 million for the quarter ended March 31, 2016, resulting in a year-over-year growth rate of 13.4 percent.

▪
Income from the firm's investment in Bankers Healthcare Group, Inc. (BHG) was $7.8 million for the quarter ended March 31, 2017, compared to $8.1 million for the quarter ended Dec. 31, 2016 and $5.1 million for the first quarter last year.

"Our net interest margin decreased from 3.72 percent during the fourth quarter of 2016 to 3.60 percent in the first quarter of 2017," Carpenter said. "During the first quarter of 2017, loan discount accretion for fair value adjustments required by purchase accounting contributed approximately $5.0 million to our net interest income, compared to $7.8 million during the fourth quarter of 2016. We anticipate that purchase accounting will contribute between 0.10 percent to 0.20 percent to our net interest margin in the second quarter of 2017, exclusive of any impact of BNC's fair value adjustments.

"The December 2016 and March 2017 Fed funds increases had a positive impact on our results in the first quarter of 2017 and partially offset the headwinds from reduced levels of discount accretion. Our balance sheet remains in a solid asset sensitive position with the March 2017 rate increase potentially providing an additional $1.8 million in net interest income in the second quarter of 2017. As to fee income, BHG posted a solid quarter, and we remain confident that they will achieve 12 to 15 percent growth in 2017, which translates to 20 percent growth in our noninterest income from BHG in 2017."

•	Noninterest expense
o	Noninterest expense for the quarter ended March 31, 2017 was $62.1 million, compared to $62.8 million in the fourth quarter of 2016 and $54.1 million in the first quarter last year.
▪
Salaries and employee benefits were $38.4 million in the first quarter of 2017, compared to $38.0 million in the fourth quarter of 2016 and $32.5 million in the first quarter of last year, reflecting a year-over-year increase of 17.9 percent, largely driven by an increase of 143 FTEs as well as annual merit raises awarded in the first quarter of 2017.

▪
Pre-tax merger-related charges were approximately $672,000 during the quarter ended March 31, 2017, compared to $1.8 million for the quarter ended March 31, 2016. Pre-tax merger related charges during the first quarter of 2017 included costs associated with our proposed merger with BNC.

▪
The efficiency ratio for the first quarter of 2017 decreased to 52.1 percent for the first quarter of 2017, compared to 52.2 percent for the fourth quarter of 2016. The ratio of noninterest expenses to average assets decreased to 2.20 percent for the first quarter of 2017 from 2.26 percent in the fourth quarter of 2016.

-
Excluding merger-related charges and other real estate owned (ORE) expense, the efficiency ratio was 51.3 percent for the first quarter of 2017 compared to 49.6 percent for the fourth quarter of 2016, and the ratio of noninterest expense to average assets was 2.17 percent compared to 2.14 percent between the first quarter of 2017 and the fourth quarter of 2016, respectively.

 "Our noninterest expense to average assets ratio for the first quarter of 2017 is within our stated long-term goals of 2.10 percent and 2.30 percent," Carpenter said. "Excluding merger-related charges, we believe we will be able to maintain our expense base within those goals. That's due primarily to the operating leverage that has been created by both our rapid organic growth and high-quality investments and acquisitions."

•	Asset quality
o
Nonperforming assets decreased to 0.36 percent of total loans and ORE at March 31, 2017, compared to 0.40 percent at Dec. 31, 2016 and 0.70 percent at March 31, 2016. Nonperforming assets decreased to $31.3 million at March 31, 2017, compared to $33.7 million at Dec. 31, 2016 and $47.9 million at March 31, 2016.

o	The allowance for loan losses represented 0.68 percent of total loans at March 31, 2017, compared to 0.70 percent at Dec. 31, 2016 and 0.91 percent at March 31, 2016.
▪	The ratio of the allowance for loan losses to nonperforming loans was 232.9 percent at March 31, 2017, compared to 213.9 percent at Dec. 31, 2016 and 146.4 percent at March 31, 2016.
▪
Net charge-offs were $4.3 million for each of the quarters ended March 31, 2017 and Dec. 31, 2016, compared to $7.1 million for the quarter ended March 31, 2016. Annualized net charge-offs as a percentage of average loans for the quarter ended March 31, 2017 were 0.20 percent, compared to 0.21 percent for the fourth quarter of 2016 and 0.42 percent for the first quarter of 2016.

▪	Provision for loan losses was $3.7 million in the first quarter of 2017, compared to $3.0 million in the fourth quarter of 2016 and $3.9 million in the first quarter of 2016.

"Overall, asset quality for our firm remains strong," Carpenter said. "During the first quarter, we continued to reduce our investment in non-prime consumer auto loans. Net charge-offs from the non-prime consumer auto portfolio were $2.2 million during the first quarter of 2017, compared to $3.6 million of net charge-offs in the fourth quarter of 2016. We have reduced portfolio balances in this portfolio from $66.9 million at Dec. 31, 2015 to $22.9 million at March 31, 2017 and anticipate continued reductions in this portfolio over the next several quarters."

•	Other Highlights
o
In addition to the aforementioned pre-tax merger-related charges of $672,000 incurred during the first quarter of 2017, two other significant matters impacted the comparability of first quarter 2017 results to previous periods.

▪	In January 2017, the firm issued 3.2 million shares of common stock. Cash proceeds were approximately $192.1 million from the issuance, net of offering costs.
▪
On Jan. 1, 2017, Pinnacle adopted FASB Accounting Standards Update (ASU) 2016-09, Stock Compensation Improvements to Employee Share-Based Payment Activity, which represented a change in accounting for the tax effects related to vesting of common shares and the exercise of stock options previously granted to the firm's employees through its various equity compensation plans. This change resulted in a reduction in first quarter 2017 tax expense of $3.8 million.

"To increase our capital levels in connection with the anticipated merger with BNC, we issued 3.2 million common shares in late January," Carpenter said. "We were very pleased with market demand for the shares, which we believe is an indicator of the market's positive reaction to this transaction and the confidence the market has in the combined franchise to deliver continued growth in the years to come. The additional shares did increase our share count, thus negatively impacting our fully-diluted earnings per share results for the first quarter of 2017 by approximately $0.04.
"In addition, our results for the quarter were impacted by the tax impact associated with equity compensation vesting. Previously these amounts were a component of our firm's paid in capital. With the required adoption of the new accounting standard, the tax impact of these activities is reflected in tax expense during the quarter when the underlying equity compensation vests or the stock option is exercised. Much of our equity compensation vesting usually occurs in the first quarter. Should our share price continue to trade within recent ranges, we believe the tax benefit for restricted stock lapses and stock options expiring in 2017 will approximate $1.0 million for the remaining nine months of the year, which should offset our anticipated effective tax rate of 33 percent for this year."

WEBCAST AND CONFERENCE CALL INFORMATION

Pinnacle will host a webcast and conference call at 8:30 a.m. (CDT) on April 18, 2017 to discuss first quarter 2017 results and other matters. To access the call for audio only, please call 1-877-602-7944. For the presentation and streaming audio, please access the webcast on the investor relations page of Pinnacle's website at www.pnfp.com.
For those unable to participate in the webcast, it will be archived on the investor relations page of Pinnacle's website at www.pnfp.com for 90 days following the presentation.
Pinnacle Financial Partners provides a full range of banking, investment, trust, mortgage and insurance products and services designed for businesses and their owners and individuals interested in a comprehensive relationship with their financial institution. The firm earned a place on Fortune's 2017 list of the 100 Best Companies to Work For in the U.S., and the American Banker recognized Pinnacle as the sixth best bank to work for in the country in 2016.
The firm began operations in a single downtown Nashville location in October 2000 and has since grown to approximately $11.7 billion in assets at March 31, 2017. As the second-largest bank holding company headquartered in Tennessee, Pinnacle operates in the state's four largest markets, Nashville, Memphis, Knoxville and Chattanooga, as well as several surrounding counties.
Additional information concerning Pinnacle, which is included in the NASDAQ Financial-100 Index, can be accessed at www.pnfp.com.
###

Forward-Looking Statements

All statements, other than statements of historical fact, included in this press release, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act. The words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking statements. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from the statements, including, but not limited to:  (i) deterioration in the financial condition of borrowers resulting in significant increases in loan losses and provisions for those losses; (ii) continuation of the historically low short-term interest rate environment; (iii) the inability of Pinnacle Financial, or entities in which it has significant investments, like BHG, to maintain the historical growth rate of its, or such entities', loan portfolio; (iv) changes in loan underwriting, credit review or loss reserve policies associated with economic conditions, examination conclusions, or regulatory developments; (v) effectiveness of Pinnacle Financial's asset management activities in improving, resolving or liquidating lower-quality assets; (vi) increased competition with other financial institutions; (vii) greater than anticipated adverse conditions in the national or local economies including the Nashville-Davidson-Murfreesboro-Franklin MSA, the Knoxville MSA, the Chattanooga, TN-GA MSA and the Memphis, TN-MS-AR MSA,  particularly in commercial and residential real estate markets; (viii) rapid fluctuations or unanticipated changes in interest rates on loans or deposits; (ix) the results of regulatory examinations; (x) the ability to retain large, uninsured deposits; (xi) a merger or acquisition, like Pinnacle Financial's proposed merger with BNC; (xii) risks of expansion into new geographic or product markets; (xiii) any matter that would cause Pinnacle Financial to conclude that there was impairment of any asset, including intangible assets; (xiv) reduced ability to attract additional financial advisors (or failure of such advisors to cause their clients to switch to Pinnacle Bank), to retain financial advisors or otherwise to attract customers from other financial institutions; (xv) further deterioration in the valuation of other real estate owned and increased expenses associated therewith; (xvi) inability to comply with regulatory capital requirements, including those resulting from changes to capital calculation methodologies and required capital maintenance levels; (xvii) risks associated with litigation, including the applicability of insurance coverage; (xviii) the risk of successful integration of the businesses Pinnacle Financial has recently acquired with its business; (xix) approval of the declaration of any dividend by Pinnacle Financial's board of directors; (xx) the vulnerability of Pinnacle Bank's network and online banking portals to unauthorized access, computer viruses, phishing schemes, spam attacks, human error, natural disasters, power loss and other security breaches; (xxi) the possibility of increased compliance costs as a result of increased regulatory oversight, including oversight of companies in which Pinnacle Financial or Pinnacle Bank have significant investments, like BHG, and the development of additional banking products for Pinnacle Bank's corporate and consumer clients;  (xxii) the risks associated with Pinnacle Financial and Pinnacle Bank being a minority investor in BHG, including the risk that the owners of a majority of the equity interests in BHG decide to sell the company if not prohibited from doing so by the terms of our agreement with them; (xxiii) the possibility that the incremental cost and/or decreased revenues associated with exceeding $10 billion in assets will exceed current estimates; (xxiv) changes in state and federal legislation, regulations or policies applicable to banks and other financial service providers, like BHG, including regulatory or legislative developments; (xxv) the risk that the cost savings and any revenue synergies from Pinnacle Financial's proposed merger with BNC may not be realized or take longer than anticipated to be realized; (xxvi) disruption from Pinnacle Financial's proposed merger with BNC with customers, suppliers, employee or other business partners relationships; (xxvii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement between Pinnacle Financial and BNC; (xxviii) the risk of successful integration of Pinnacle Financial's and BNC's businesses; (xxix) the failure to obtain the necessary approvals by Pinnacle Financial and BNC shareholders; (xxx) the amount of the costs, fees, expenses and charges related to Pinnacle Financial's proposed merger with BNC; (xxxi) reputational risk and the reaction of the parties' customers, suppliers, employees or other business partners to Pinnacle Financial's proposed merger with BNC; (xxxii) the failure of the closing conditions with respect to Pinnacle Financial's proposed merger with BNC to be satisfied, or any unexpected delay in closing the proposed merger; (xxxiii) the risk that the integration of Pinnacle Financial's and BNC's operations will be materially delayed or will be more costly or difficult than expected; (xxxiv) the possibility that Pinnacle Financial's proposed merger with BNC may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (xxxv) the dilution caused by Pinnacle Financial's issuance of additional shares of its common stock in its proposed merger with BNC; and (xxxvi) general competitive, economic, political and market conditions. Additional factors which could affect the forward looking statements can be found in Pinnacle Financial's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, or BNC's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC's website at http://www.sec.gov. Pinnacle Financial and BNC disclaim any obligation to update or revise any forward-looking statements contained in this press release, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Matters
This release contains certain non-GAAP financial measures, including, without limitation, net income, earnings per diluted share, efficiency ratio, core net interest margin, noninterest expense and the ratio of noninterest expense to average assets and noninterest expense to the sum of net interest income and noninterest income, in each case excluding the impact of expenses related to other real estate owned, gains or losses on sale of investments, FHLB prepayments and other matters for the accounting periods presented. This release also includes non-GAAP financial measures which exclude expenses associated with Pinnacle Bank's mergers with CapitalMark Bank & Trust, Magna Bank, Avenue Financial Holdings, Inc. and BNC, as well as Pinnacle Financial's and its bank subsidiary's investments in BHG. This release may also contain certain other non-GAAP capital ratios and performance measures. These non-GAAP financial measures exclude the impact of goodwill and core deposit intangibles associated with Pinnacle Financial's acquisitions of Avenue, which Pinnacle Financial acquired on July 1, 2016, Magna Bank which Pinnacle Bank acquired on September 1, 2015, CapitalMark Bank & Trust which Pinnacle Bank acquired on July 31, 2015, Mid-America Bancshares, Inc. which Pinnacle Financial acquired on November 30, 2007, Cavalry Bancorp, Inc., which Pinnacle Financial acquired on March 15, 2006 and other acquisitions which collectively are less material to the non-GAAP measure. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with GAAP. Because non-GAAP financial measures presented in this release are not measurements determined in accordance with GAAP and are susceptible to varying calculations, these non-GAAP financial measures, as presented, may not be comparable to other similarly titled measures presented by other companies.

Pinnacle Financial believes that these non-GAAP financial measures facilitate making period-to-period comparisons and are meaningful indications of its operating performance. In addition, because intangible assets such as goodwill and the core deposit intangible, and the other items excluded each vary extensively from company to company, Pinnacle Financial believes that the presentation of this information allows investors to more easily compare Pinnacle Financial's results to the results of other companies. Pinnacle Financial's management utilizes this non-GAAP financial information to compare Pinnacle Financial's operating performance for 2017 versus certain periods in 2016 and to internally prepared projections.

Additional Information About the Proposed Transaction and Where to Find It

Investors and security holders are urged to carefully review and consider each of Pinnacle Financial's and BNC's public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q.

The documents filed by Pinnacle Financial with the SEC may be obtained free of charge at Pinnacle Financial's website at www.pnfp.com, under the heading "About Pinnacle" and the subheading "Investor Relations," or at the SEC's website at www.sec.gov. These documents may also be obtained free of charge from Pinnacle Financial by requesting them in writing to Pinnacle Financial Partners, Inc., 150 Third Avenue South, Suite 900, Nashville, Tennessee 37201, Attention: Investor Relations, or by telephone at (615) 744-3700.

The documents filed by BNC with the SEC may be obtained free of charge at BNC's website at www.bncbanking.com under the "Investor Relations" section, or at the SEC's website at www.sec.gov. These documents may also be obtained free of charge from BNC by requesting them in writing to BNC Bancorp, 3980 Premier Drive, Suite 210, High Point, North Carolina 27265, Attention: Investor Relations, or by telephone at (336) 869-9200.

In connection with the proposed transaction, Pinnacle Financial has filed a registration statement on Form S-4 with the SEC which includes a preliminary joint proxy statement of Pinnacle Financial and BNC and a preliminary prospectus of Pinnacle Financial, and each party will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Pinnacle Financial and BNC are urged to carefully read the entire registration statement and the definitive joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents and any other relevant documents filed with the SEC, because they will contain important information about the proposed transaction. A definitive joint proxy statement/prospectus will be sent to the shareholders of each institution seeking the required shareholder approvals. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC's website or from Pinnacle Financial or BNC as described in the paragraphs above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Pinnacle Financial, BNC and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from Pinnacle Financial's and BNC's shareholders in connection with the proposed transaction. Information about the directors and executive officers of Pinnacle Financial and their ownership of Pinnacle Financial common stock is set forth in the definitive proxy statement for Pinnacle Financial's 2017 annual meeting of shareholders, as previously filed with the SEC on March 9, 2017, and other documents subsequently filed by Pinnacle Financial with the SEC. Information about the directors and executive officers of BNC and their ownership of BNC's common stock is set forth in Amendment No. 1 to BNC's 2016 Annual Report on Form 10-K, as previously filed with the SEC on March 24, 2017, and other documents subsequently filed by BNC with the SEC. Shareholders may obtain additional information regarding the interests of such participants by reading the registration statement and the definitive joint proxy statement/prospectus. Free copies of these documents may be obtained as described in the paragraphs above.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS – UNAUDITED

	March 31, 2017	December 31, 2016	March 31, 2016
ASSETS
Cash and noninterest-bearing due from banks	$95,215,622	$84,732,291	$77,778,562
Interest-bearing due from banks	94,775,935	97,529,713	304,031,806
Federal funds sold and other	2,682,574	1,383,416	767,305
Cash and cash equivalents	192,674,131	183,645,420	382,577,673

Securities available-for-sale, at fair value	1,579,776,402	1,298,546,056	1,017,329,867
Securities held-to-maturity (fair value of $25,035,844 , $25,233,254 and $31,521,474
March 31, 2017, December 31, 2016 and March 31, 2016, respectively)	24,997,568	25,251,316	31,089,333
Residential mortgage loans held-for-sale	70,597,985	47,710,120	35,437,491
Commercial loans held-for-sale	15,354,496	22,587,971	10,504,481

Loans	8,642,032,280	8,449,924,736	6,827,929,582
Less allowance for loan losses	(58,349,769)	(58,980,475)	(62,239,279)
Loans, net	8,583,682,511	8,390,944,261	6,765,690,303

Premises and equipment, net	97,003,955	88,904,145	78,771,705
Equity method investment	210,732,581	205,359,844	203,007,435
Accrued interest receivables	29,568,023	28,234,826	25,168,584
Goodwill	551,546,341	551,593,796	431,840,600
Core deposit and other intangible assets	13,907,909	15,104,038	9,667,282
Other real estate owned	6,234,962	6,089,804	4,687,379
Other assets	348,524,131	330,651,002	265,615,499
Total assets	$11,724,600,995	$11,194,622,599	$9,261,387,632

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
Noninterest-bearing	$2,508,679,583	$2,399,191,152	$2,026,550,350
Interest-bearing	1,970,312,733	1,808,331,784	1,427,213,569
Savings and money market accounts	3,938,368,793	3,714,930,351	2,958,363,723
Time	863,235,880	836,853,761	668,084,583
Total deposits	9,280,596,989	8,759,307,048	7,080,212,225
Securities sold under agreements to repurchase	71,157,282	85,706,558	62,801,494
Federal Funds Purchased	50,000,000	-	-
Federal Home Loan Bank advances	181,264,257	406,304,187	616,289,980
Subordinated debt and other borrowings	350,848,829	350,768,050	209,751,241
Accrued interest payable	5,655,284	5,573,377	2,540,401
Other liabilities	62,002,877	90,267,267	61,012,450
Total liabilities	10,001,525,518	9,697,926,487	8,032,607,791

Stockholders' equity:
Preferred stock, no par value; 10,000,000 shares authorized;
no shares issued and outstanding	-	-	-
Common stock, par value $1.00; 90,000,000 shares authorized;
49,789,649 shares, 46,359,377 shares, and 41,994,955 shares, issued and outstanding at March 31, 2017, December 31, 2016,
and March 31, 2016, respectively	49,789,649	46,359,377	41,994,955
Additional paid-in capital	1,274,762,698	1,083,490,728	884,015,506
Retained earnings	413,700,739	381,072,505	300,746,837
Accumulated other comprehensive (loss) income, net of taxes	(15,177,609)	(14,226,498)	2,022,543
Stockholders' equity	1,723,075,477	1,496,696,112	1,228,779,841
Total liabilities and stockholders' equity	$11,724,600,995	$11,194,622,599	$9,261,387,632

This information is preliminary and based on company data available at the time of the presentation.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME – UNAUDITED

	Three Months Ended
	March 31,
	2017	2016
Interest income:
Loans, including fees	$93,217,947	$74,404,204
Securities
Taxable	6,433,088	4,466,834
Tax-exempt	1,677,581	1,493,757
Federal funds sold and other	814,317	609,587
Total interest income	102,142,933	80,974,382

Interest expense:
Deposits	8,118,914	4,915,563
Securities sold under agreements to repurchase	49,766	48,050
Federal Home Loan Bank advances and other borrowings	5,207,380	2,108,092
Total interest expense	13,376,060	7,071,705
Net interest income	88,766,873	73,902,677
Provision for loan losses	3,651,022	3,893,570
Net interest income after provision for loan losses	85,115,851	70,009,107

Noninterest income:
Service charges on deposit accounts	3,855,483	3,442,684
Investment services	2,821,834	2,345,600
Insurance sales commissions	1,858,890	1,705,859
Gains on mortgage loans sold, net	4,154,952	3,567,551
Investment gains on sales, net	-	-
Trust fees	1,705,279	1,580,612
Income from equity method investment	7,822,737	5,147,524
Other noninterest income	8,162,419	8,065,880
Total noninterest income	30,381,594	25,855,710

Noninterest expense:
Salaries and employee benefits	38,352,184	32,516,856
Equipment and occupancy	9,674,658	8,130,464
Other real estate, net	251,973	112,272
Marketing and other business development	1,879,206	1,263,361
Postage and supplies	1,196,445	957,087
Amortization of intangibles	1,196,129	873,215
Merger related expenses	672,016	1,829,472
Other noninterest expense	8,830,765	8,380,969
Total noninterest expense	62,053,376	54,063,696
Income before income taxes	53,444,069	41,801,121
Income tax expense	13,791,022	13,835,857
Net income	$39,653,047	$27,965,264

Per share information:
Basic net income per common share	$0.83	$0.70
Diluted net income per common share	$0.82	$0.68

Weighted average shares outstanding:
Basic	48,022,342	40,082,805
Diluted	48,517,920	40,847,027

This information is preliminary and based on company data available at the time of the presentation.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
SELECTED QUARTERLY FINANCIAL DATA – UNAUDITED

(dollars in thousands)	March	December	September	June	March	December
	2017	2016	2016	2016	2016	2015

Balance sheet data, at quarter end:
Commercial real estate - mortgage loans	$3,181,584	3,193,496	2,991,940	2,467,219	2,340,720	2,275,483
Consumer real estate - mortgage loans	1,196,375	1,185,917	1,185,966	1,068,620	1,042,369	1,046,517
Construction and land development loans	1,015,127	912,673	930,230	816,681	764,079	747,697
Commercial and industrial loans	2,980,840	2,891,710	2,873,643	2,492,016	2,434,656	2,228,542
Consumer and other	268,106	266,129	259,241	246,866	246,106	244,996
Total loans	8,642,032	8,449,925	8,241,020	7,091,402	6,827,930	6,543,235
Allowance for loan losses	(58,350)	(58,980)	(60,249)	(61,412)	(62,239)	(65,432)
Securities	1,604,774	1,323,299	1,250,357	1,137,733	1,048,419	966,442
Total assets	11,724,601	11,194,623	10,978,390	9,735,668	9,261,387	8,714,543
Noninterest-bearing deposits	2,508,680	2,399,191	2,369,225	2,013,847	2,026,550	1,889,865
Total deposits	9,280,597	8,759,307	8,670,146	7,292,826	7,080,212	6,971,414
Securities sold under agreements to repurchase	71,157	85,707	84,317	73,317	62,801	79,084
FHLB advances	181,264	406,304	382,338	783,240	616,290	300,305
Subordinated debt and other borrowings	350,849	350,768	262,507	229,714	209,751	141,606
Total stockholders' equity	1,723,075	1,496,696	1,475,644	1,262,154	1,228,780	1,155,611

Balance sheet data, quarterly averages:
Total loans	$8,558,267	8,357,201	8,232,963	6,997,592	6,742,054	6,457,870
Securities	1,440,917	1,265,096	1,232,973	1,064,060	993,675	1,002,291
Total earning assets	10,261,974	9,884,701	9,794,094	8,362,657	8,018,596	7,759,053
Total assets	11,421,654	11,037,555	10,883,547	9,305,941	8,851,978	8,565,341
Noninterest-bearing deposits	2,434,875	2,445,157	2,304,533	2,003,523	1,960,083	1,948,703
Total deposits	9,099,472	8,791,206	8,454,424	7,093,349	7,037,014	6,786,931
Securities sold under agreements to repurchase	79,681	82,415	87,067	65,121	69,129	72,854
FHLB advances	212,951	307,039	583,724	653,750	383,131	376,512
Subordinated debt and other borrowings	355,082	319,790	266,934	225,240	162,575	142,660
Total stockholders' equity	1,657,072	1,493,684	1,442,440	1,247,762	1,188,153	1,153,681

Statement of operations data, for the three months ended:
Interest income	$102,143	101,493	97,380	83,762	80,974	77,797
Interest expense	13,376	12,080	10,745	8,718	7,072	6,322
Net interest income	88,767	89,413	86,635	75,044	73,902	71,475
Provision for loan losses	3,651	3,046	6,108	5,280	3,894	5,459
Net interest income after provision for loan losses	85,116	86,367	80,527	69,764	70,008	66,016
Noninterest income	30,382	30,743	31,692	32,713	25,856	26,608
Noninterest expense	62,054	62,765	63,526	55,931	54,064	52,191
Income before taxes	53,444	54,345	48,693	46,546	41,800	40,433
Income tax expense	13,791	18,248	16,316	15,759	13,836	13,578
Net income	$39,653	36,097	32,377	30,787	27,964	26,855

Profitability and other ratios:
Return on avg. assets (1)	1.41%	1.30%	1.18%	1.33%	1.27%	1.24%
Return on avg. equity (1)	9.70%	9.61%	8.93%	9.92%	9.47%	9.24%
Return on avg. tangible common equity (1)	14.74%	15.49%	14.47%	15.34%	15.04%	14.97%
Dividend payout ratio (18)	18.67%	19.31%	19.93%	20.90%	21.62%	18.97%
Net interest margin (1) (2)	3.60%	3.72%	3.60%	3.72%	3.78%	3.73%
Noninterest income to total revenue (3)	25.50%	25.59%	26.78%	30.36%	25.92%	27.13%
Noninterest income to avg. assets (1)	1.08%	1.11%	1.16%	1.41%	1.17%	1.23%
Noninterest exp. to avg. assets (1)	2.20%	2.26%	2.32%	2.42%	2.46%	2.42%
Noninterest expense (excluding ORE expenses,
and merger-related charges) to avg. assets (1)	2.17%	2.14%	2.11%	2.37%	2.37%	2.30%
Efficiency ratio (4)	52.08%	52.24%	53.69%	51.90%	54.20%	53.21%
Avg. loans to average deposits	94.05%	95.06%	97.38%	98.65%	95.81%	95.15%
Securities to total assets	13.69%	11.82%	11.39%	11.69%	11.32%	11.10%

This information is preliminary and based on company data available at the time of the presentation.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
ANALYSIS OF INTEREST INCOME AND EXPENSE, RATES AND YIELDS-UNAUDITED

(dollars in thousands)	Three months ended			Three months ended
	March 31, 2017			March 31, 2016
	Average Balances	Interest	Rates/ Yields	Average Balances	Interest	Rates/ Yields
Interest-earning assets
Loans (1)	$8,558,267	$93,218	4.49%	$6,742,054	$74,404	4.49%
Securities
Taxable	1,202,806	6,433	2.17%	810,913	4,467	2.22%
Tax-exempt (2)	238,111	1,678	3.83%	182,762	1,494	4.40%
Federal funds sold and other	262,790	814	1.26%	282,867	609	0.87%
Total interest-earning assets	10,261,974	$102,143	4.06%	8,018,596	$80,974	4.09%
Nonearning assets
Intangible assets	566,221			440,466
Other nonearning assets	593,459			392,916
Total assets	$11,421,654			$8,851,978

Interest-bearing liabilities
Interest-bearing deposits:
Interest checking	$1,918,327	$1,724	0.36%	$1,404,963	$932	0.27%
Savings and money market	3,900,321	4,609	0.48%	2,997,586	2,952	0.40%
Time	845,949	1,786	0.86%	674,382	1,031	0.61%
Total interest-bearing deposits	6,664,597	8,119	0.49%	5,076,931	4,915	0.39%
Securities sold under agreements to repurchase	79,681	50	0.25%	69,129	48	0.28%
Federal Home Loan Bank advances	212,951	904	1.72%	383,131	536	0.56%
Subordinated debt and other borrowings	355,082	4,303	4.92%	162,575	1,573	3.89%
Total interest-bearing liabilities	7,312,311	13,376	0.74%	5,691,766	7,072	0.50%
Noninterest-bearing deposits	2,434,875	-	-	1,960,083	-	-
Total deposits and interest-bearing liabilities	9,747,186	$13,376	0.56%	7,651,849	$7,072	0.37%
Other liabilities	17,396			11,976
Stockholders' equity	1,657,072			1,188,153
Total liabilities and stockholders' equity	$11,421,654			$8,851,978
Net interest income		$88,767			$73,902
Net interest spread (3)			3.32%			3.59%
Net interest margin (4)			3.60%			3.78%

(1) Average balances of nonperforming loans are included in the above amounts.
(2) Yields computed on tax-exempt instruments on a tax equivalent basis.
(3) Yields realized on interest-bearing assets less the rates paid on interest-bearing liabilities. The net interest spread calculation excludes the impact of demand deposits. Had the impact of demand deposits been included, the net interest spread for the quarter ended March 31, 2017 would have been 3.51% compared to a net interest spread of 3.72% for the quarter ended March 31, 2016.

(4) Net interest margin is the result of annualized net interest income calculated on a tax equivalent basis divided by average interest-earning assets for the period.

This information is preliminary and based on company data available at the time of the presentation.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
SELECTED QUARTERLY FINANCIAL DATA – UNAUDITED

(dollars in thousands)	March	December	September	June	March	December
	2017	2016	2016	2016	2016	2015

Asset quality information and ratios:
Nonperforming assets:
Nonaccrual loans	$25,051	27,577	28,487	33,785	42,524	29,359
Other real estate (ORE) and other nonperforming assets (NPAs)	6,235	6,090	5,656	5,183	5,338	6,990
Total nonperforming assets	$31,286	33,667	34,143	38,968	47,862	36,349
Past due loans over 90 days and still
accruing interest	$1,110	1,134	2,093	1,623	4,556	1,768
Troubled debt restructurings (5)	$14,591	15,009	8,503	9,861	9,950	8,088
Net loan charge-offs	$4,282	4,314	7,271	6,108	7,087	3,785
Allowance for loan losses to nonaccrual loans	232.9%	213.9%	211.5%	181.8%	146.4%	222.9%
As a percentage of total loans:
Past due accruing loans over 30 days	0.17%	0.26%	0.24%	0.33%	0.32%	0.31%
Potential problem loans (6)	1.27%	1.36%	1.13%	1.38%	1.65%	1.61%
Allowance for loan losses	0.68%	0.70%	0.73%	0.87%	0.91%	1.00%
Nonperforming assets to total loans, ORE and other NPAs	0.36%	0.40%	0.41%	0.55%	0.70%	0.55%
Nonperforming assets to total assets	0.27%	0.30%	0.31%	0.40%	0.52%	0.42%
Classified asset ratio (Pinnacle Bank) (8)	12.9%	16.4%	15.2%	19.3%	24.2%	18.7%
Annualized net loan charge-offs to avg. loans (7)	0.20%	0.21%	0.35%	0.35%	0.42%	0.23%
Wtd. avg. commercial loan internal risk ratings (6)	4.5	4.5	4.6	4.5	4.5	4.5

Interest rates and yields:
Loans	4.49%	4.60%	4.43%	4.53%	4.49%	4.46%
Securities	2.44%	2.26%	2.29%	2.46%	2.62%	2.45%
Total earning assets	4.06%	4.11%	3.98%	4.06%	4.09%	4.01%
Total deposits, including non-interest bearing	0.36%	0.33%	0.31%	0.29%	0.28%	0.27%
Securities sold under agreements to repurchase	0.25%	0.22%	0.23%	0.24%	0.28%	0.21%
FHLB advances	1.72%	1.38%	0.87%	0.77%	0.56%	0.42%
Subordinated debt and other borrowings	4.92%	4.56%	4.15%	4.19%	3.89%	3.57%
Total deposits and interest-bearing liabilities	0.56%	0.51%	0.46%	0.44%	0.37%	0.34%

Pinnacle Financial Partners capital ratios (8):
Stockholders' equity to total assets	14.7%	13.4%	13.4%	13.0%	13.3%	13.3%
Common equity Tier one capital	9.8%	7.9%	7.6%	7.9%	7.8%	8.6%
Tier one risk-based	10.6%	8.6%	8.4%	8.8%	8.7%	9.6%
Total risk-based	13.7%	11.9%	10.5%	11.0%	11.0%	11.3%
Leverage	10.3%	8.6%	8.3%	8.7%	8.8%	9.4%
Tangible common equity to tangible assets	10.4%	8.8%	8.7%	8.9%	8.9%	8.6%
Pinnacle Bank ratios:
Common equity Tier one	11.1%	9.3%	8.6%	8.4%	8.3%	9.0%
Tier one risk-based	11.1%	9.3%	8.6%	8.4%	8.3%	9.0%
Total risk-based	12.9%	11.2%	10.5%	10.6%	10.6%	10.6%
Leverage	10.9%	9.2%	8.6%	8.3%	8.4%	8.8%
Construction and land development loans
as a percent of total capital (21)	75.2%	80.3%	87.9%	89.7%	86.5%	90.2%
Non-owner occupied commercial real estate and multi-family
as a percent of total capital (21)	220.9%	256.0%	265.5%	253.9%	242.5%	251.4%

This information is preliminary and based on company data available at the time of the presentation.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
SELECTED QUARTERLY FINANCIAL DATA – UNAUDITED

(dollars in thousands, except per share data)	March	December	September	June	March	December
	2017	2016	2016	2016	2016	2015

Per share data:
Earnings – basic	$0.83	0.79	0.71	0.75	0.70	0.67
Earnings – diluted	$0.82	0.78	0.71	0.73	0.68	0.65
Common dividends per share	$0.14	0.14	0.14	0.14	0.14	0.12
Book value per common share at quarter end (9)	$34.61	32.28	31.97	29.92	29.26	28.25

Investor information:
Closing sales price	$66.45	69.30	54.08	48.85	49.06	51.36
High closing sales price during quarter	$71.05	71.15	57.26	51.73	51.32	56.80
Low closing sales price during quarter	$66.45	49.70	47.44	45.15	44.56	47.90

Other information:
Gains on mortgage loans sold:
Mortgage loan sales:
Gross loans sold	$160,740	221,126	214,394	198,239	163,949	164,992
Gross fees (10)	$4,427	6,535	6,702	5,530	4,049	2,724
Gross fees as a percentage of loans originated	2.75%	2.96%	3.13%	2.79%	2.47%	1.65%
Net gain on mortgage loans sold	$4,155	2,869	5,097	4,221	3,568	2,181
Investment gains (losses) on sales of securities, net (17)	$-	395	-	-	-	(10)
Brokerage account assets, at quarter-end (11)	$2,280,355	2,198,334	2,090,316	1,964,769	1,812,221	1,778,566
Trust account managed assets, at quarter-end	$1,011,964	1,002,742	978,356	953,592	1,130,271	862,699
Core deposits (12)	$8,288,247	7,834,973	7,714,552	6,591,063	6,432,388	6,331,608
Core deposits to total funding (12)	83.4%	81.6%	82.1%	78.7%	80.7%	84.5%
Risk-weighted assets	$10,489,944	10,210,711	10,020,690	8,609,968	8,304,164	7,868,570
Total assets per full-time equivalent employee	$9,630	9,491	9,323	9,176	8,616	8,228
Annualized revenues per full-time equivalent employee	$396.9	405.3	399.8	408.5	373.2	367.6
Annualized expenses per full-time equivalent employee	$206.7	211.7	214.6	212.0	202.3	195.6
Number of employees (full-time equivalent)	1,217.5	1,179.5	1,177.5	1,061.0	1,075.0	1,058.5
Associate retention rate (13)	92.9%	92.7%	93.9%	95.2%	94.0%	92.9%

Selected economic information (in thousands) (14):
Nashville MSA nonfarm employment - January 2017	971.8	962.0	957.6	946.5	942.2	930.8
Knoxville MSA nonfarm employment - January 2017	394.6	392.2	394.9	393.5	391.5	388.7
Chattanooga MSA nonfarm employment - January 2017	256.4	254.9	252.3	252.1	250.2	248.5
Memphis MSA nonfarm employment - January 2017	641.6	639.9	640.3	636.0	637.3	636.7

Nashville MSA unemployment - January 2017	4.2%	4.1%	3.9%	3.6%	3.4%	4.5%
Knoxville MSA unemployment - January 2017	5.2%	4.9%	4.6%	4.3%	4.0%	5.2%
Chattanooga MSA unemployment - January 2017	5.4%	5.3%	5.1%	4.7%	4.7%	5.4%
Memphis MSA unemployment - January 2017	5.8%	5.5%	5.4%	5.3%	5.0%	6.3%

Nashville MSA residential median home price - March 2017	$273.5	266.4	256.9	260.0	245.0	242.9
Nashville MSA inventory of residential homes for sale - March 2017 (16)	7.3	6.6	8.0	8.5	7.9	7.1

This information is preliminary and based on company data available at the time of the presentation.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
RECONCILIATION OF NON-GAAP SELECTED QUARTERLY FINANCIAL DATA – UNAUDITED

	March	December	September	June	March	December
(dollars in thousands, except per share data)	2017	2016	2016	2016	2016	2015

Net interest income	$88,767	89,413	86,635	75,044	73,902	71,475

Noninterest income	30,382	30,743	31,692	32,713	25,856	26,608
Less: Investment (gains) and losses on sales, net	-	(395)	-	-	-	10
Noninterest income excluding investment
(gains) and losses on sales of securities, net	30,382	30,348	31,692	32,713	25,856	26,618
Total revenues excluding the impact of investment
(gains) and losses on sales of securities, net	119,149	119,761	118,327	107,757	99,758	98,093

Noninterest expense	62,054	62,765	63,526	55,931	54,064	52,191
Less: Other real estate expense	252	44	17	222	112	99
Merger-related charges	672	3,264	5,672	980	1,830	2,489
Noninterest expense excluding the impact of
other real estate expense and merger-related charges	61,130	59,457	57,837	54,729	52,122	49,603

Adjusted pre-tax pre-provision income (15)	$58,019	60,304	60,490	53,028	47,636	48,490

Efficiency Ratio (4)	52.08%	52.24%	53.69%	51.90%	54.20%	53.21%
Adjustment due to investment gains and losses, ORE expense,
and merger-related charges	-0.77%	-2.59%	-4.81%	-1.12%	-2.00%	-2.64%
Efficiency Ratio (excluding investment gains and losses, ORE expense,
and merger-related charges)	51.31%	49.65%	48.88%	50.79%	52.25%	50.57%

Total average assets	$11,421,654	11,037,555	10,883,547	9,305,941	8,851,978	8,565,341

Noninterest expense to avg. assets	2.20%	2.26%	2.32%	2.42%	2.46%	2.42%
Adjustment due to ORE expenses and merger-related charges	-0.03%	-0.12%	-0.21%	-0.05%	-0.09%	-0.12%
Noninterest expense (excluding ORE expense,
and merger-related charges) to avg. assets (1)	2.17%	2.14%	2.11%	2.37%	2.37%	2.30%

Equity Method Investment (19)
Fee income from BHG, net of amortization	$7,823	8,136	8,475	9,644	5,148	7,839
Funding cost to support investment	1,775	1,797	1,760	1,732	980	660
Pre-tax impact of BHG	6,048	6,339	6,715	7,912	4,168	7,179
Income tax expense at statutory rates	2,373	2,487	2,634	3,104	1,635	2,816
Earnings attributable to BHG	$3,675	3,852	4,081	4,808	2,533	4,363

Basic earnings per share attributable to BHG	0.08	0.08	0.09	0.12	0.06	0.11
Diluted earnings per share attributable to BHG	0.08	0.08	0.09	0.11	0.06	0.11

Net income	$39,653	36,097	32,377	30,787	27,965	26,855
Merger-related charges	672	3,264	5,672	980	1,830	2,489
Tax effect on merger-related charges (20)	(264)	(1,281)	(2,225)	(385)	(718)	(977)
Net income less merger-related charges	$40,061	38,080	35,824	31,382	29,077	28,367

Basic earnings per share	$0.83	0.79	0.71	0.75	0.70	0.67
Adjustment to basic earnings per share due to merger-related charges	0.01	0.05	0.08	0.01	0.03	0.04
Basic earnings per share excluding merger-related charges	$0.84	0.84	0.79	0.76	0.73	0.71

Diluted earnings per share	$0.82	0.78	0.71	0.73	0.68	0.65
Adjustment to diluted earnings per share due to merger-related charges	0.01	0.05	0.07	0.02	0.03	0.04
Diluted earnings per share excluding merger-related charges	$0.83	0.83	0.78	0.75	0.71	0.69

This information is preliminary and based on company data available at the time of the presentation.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
RECONCILIATION OF NON-GAAP SELECTED QUARTERLY FINANCIAL DATA – UNAUDITED

	March	December	September	June	March	December
(dollars in thousands, except per share data)	2017	2016	2016	2016	2016	2015

Return on average assets	1.41%	1.30%	1.18%	1.33%	1.27%	1.24%
Adjustment due to merger-related charges	0.01%	0.07%	0.13%	0.03%	0.05%	0.07%
Return on average assets (excluding merger-related charges) (1)	1.42%	1.37%	1.31%	1.36%	1.32%	1.31%

Tangible assets:
Total assets	$11,724,601	11,194,623	10,978,390	9,735,668	9,261,387	8,714,543
Less: Goodwill	(551,546)	(551,594)	(550,580)	(427,574)	(431,841)	(432,232)
Core deposit and other intangible assets	(13,908)	(15,104)	(16,241)	(8,821)	(9,667)	(10,540)
Net tangible assets	$11,159,147	10,627,925	10,411,569	9,299,273	8,819,879	8,271,771

Tangible equity:
Total stockholders' equity	$1,723,075	1,496,696	1,475,644	1,262,154	1,228,780	1,155,611
Less: Goodwill	(551,546)	(551,594)	(550,580)	(427,574)	(431,841)	(432,232)
Core deposit and other intangible assets	(13,908)	(15,104)	(16,241)	(8,821)	(9,667)	(10,540)
Net tangible common equity	$1,157,621	929,998	908,823	825,759	787,272	712,839

Ratio of tangible common equity to tangible assets	10.37%	8.75%	8.73%	8.88%	8.93%	8.62%

Average tangible equity:
Average stockholders' equity	$1,657,072	1,493,684	1,442,440	1,247,762	1,188,153	1,153,681
Less: Average goodwill	(551,548)	(551,042)	(541,153)	(431,155)	(430,228)	(430,574)
Core deposit and other intangible assets	(14,674)	(15,724)	(11,296)	(9,367)	(10,237)	(11,261)
Net average tangible common equity	$1,090,850	926,918	889,991	807,240	747,688	711,846

Return on average common equity	9.70%	9.61%	8.93%	9.92%	9.47%	9.24%
Adjustment due to goodwill, core deposit and other intangible assets	5.04%	5.88%	5.54%	5.42%	5.57%	5.73%
Return on average tangible common equity (1)	14.74%	15.49%	14.47%	15.34%	15.04%	14.97%
Adjustment due to merger-related charges	0.15%	0.85%	1.54%	0.30%	0.60%	0.84%
Return on average tangible common equity
(excluding merger-related charges)	14.89%	16.34%	16.01%	15.64%	15.64%	15.81%

Total average assets	$11,421,654	11,037,555	10,883,547	9,305,941	8,851,978	8,565,341

Net interest margin	3.60%	3.72%	3.60%	3.72%	3.78%	3.73%
Adjustment due to fair value	0.21%	0.32%	0.21%	0.22%	0.20%	0.18%
Core net interest margin	3.39%	3.40%	3.39%	3.50%	3.58%	3.55%

This information is preliminary and based on company data available at the time of the presentation.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
SELECTED QUARTERLY FINANCIAL DATA – UNAUDITED

1. Ratios are presented on an annualized basis.
2. Net interest margin is the result of net interest income on a tax equivalent basis divided by average interest earning assets.
3. Total revenue is equal to the sum of net interest income and noninterest income.
4. Efficiency ratios are calculated by dividing noninterest expense by the sum of net interest income and noninterest income.
5. Troubled debt prepayments include loans where the company, as a result of the borrower's financial difficulties, has granted a credit concession to the borrower (i.e., interest only payments for a significant period of time, extending the maturity of the loan, etc.).  All of these loans continue to accrue interest at the contractual rate.

6. Average risk ratings are based on an internal loan review system which assigns a numeric value of 1 to 10 to all loans to commercial entities based on their underlying risk characteristics as of the end of each quarter. A "1" risk rating is assigned to credits that exhibit Excellent risk characteristics, "2" exhibit Very Good risk characteristics, "3" Good, "4" Satisfactory, "5" Acceptable or Average, "6" Watch List, "7" Criticized, "8" Classified or Substandard, "9" Doubtful and "10" Loss (which are charged-off immediately).  Additionally, loans rated "8" or worse that are not nonperforming or restructured loans are considered potential problem loans.  Generally, consumer loans are not subjected to internal risk ratings.

7. Annualized net loan charge-offs to average loans ratios are computed by annualizing quarter-to-date net loan charge-offs and dividing the result by average loans for the quarter-to-date period.
8. Capital ratios are calculated using regulatory reporting regulations enacted for such period and are defined as follows:
Equity to total assets – End of period total stockholders' equity as a percentage of end of period assets.
Tangible common equity to total assets - End of period total stockholders' equity less end of period goodwill, core deposit and other intangibles as a percentage of end of period assets.
Leverage – Tier one capital (pursuant to risk-based capital guidelines) as a percentage of adjusted average assets.
Tier one risk-based – Tier one capital (pursuant to risk-based capital guidelines) as a percentage of total risk-weighted assets.
Total risk-based – Total capital (pursuant to risk-based capital guidelines) as a percentage of total risk-weighted assets.
Classified asset - Classified assets as a percentage of Tier 1 capital plus allowance for loan losses.
Tier one common equity to risk weighted assets - Tier 1 capital (pursuant to risk-based capital guidelines) less the amount of any preferred stock or subordinated indebtedness that is considered as a component of Tier 1 capital as a percentage of total risk-weighted assets.
9. Book value per share computed by dividing total stockholders' equity less preferred stock by common shares outstanding.
10. Amounts are included in the statement of operations in "Gains on mortgage loans sold, net", net of commissions paid on such amounts.
11. At fair value, based on information obtained from Pinnacle's third party broker/dealer for non-FDIC insured financial products and services.
12. Core deposits include all transaction deposit accounts, money market and savings accounts and all certificates of deposit issued in a denomination of less than $250,000.
The ratio noted above represents total core deposits divided by total funding, which includes total deposits, FHLB advances, securities sold under agreements to repurchase, subordinated indebtedness and all other interest-bearing liabilities.

13. Associate retention rate is computed by dividing the number of associates employed at quarter-end less the number of associates that have resigned in the last 12 months by the number of associates employed at quarter-end. Associate retention rate does not include associates at acquired institutions displaced by merger.

14. Employment and unemployment data is from BERC- MTSU & Bureau of Labor Statistics.  Labor force data is seasonally adjusted.  The most recent quarter data presented is as of the most recent month that data is available as of the release date.  Historical data is subject to update by the BERC- MTSU & Bureau of Labor Statistics. Historical data is presented based on the most recently reported data available by the BERC- MTSU & Bureau of Labor Statistics.  The Nashville home data is from the Greater Nashville Association of Realtors.

15.  Adjusted pre-tax, pre-provision income excludes the impact of investment gains and losses on sales and impairments of securities, net, as well as other real estate owned expenses, FHLB prepayment charges and merger-related charges.

16. Represents one month's supply of homes currently listed with MLS based on current sales activity in the Nashville MSA.
17. Represents investment gains (losses) on sales and impairments, net occurring as a result of both credit losses and losses incurred as the result of a change in management's intention to sell a bond prior to the recovery of its amortized cost basis.

18. The dividend payout ratio is calculated as the sum of the annualized dividend rate divided by the trailing 12-months fully diluted earnings per share as of the dividend declaration date.
19. Earnings from equity method investment includes the impact of the issuance of subordinated debt as well as the funding costs of the overall franchise. Income tax expense is calculated using statutory tax rates.

20. Tax effect calculated using the blended statutory rate of 39.23% for all periods presented.
21. Calculated using the same guidelines as are used in the Federal Financial Institutions Examination Council's Uniform Bank Performance Report.